Exhibit 99.1

JA Solar and Jinglong Group Secure RMB 550 Million Credit Facility from Bank of Communications of China

SHANGHAI, China, August 5, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that JA Solar and Jinglong Group, a related party of JA Solar, have secured a RMB 550 million credit facility from the Bank of Communications of China. Of the credit facility, RMB 250 million (US$40.8 million) will be available to JA Solar and RMB 300 million (US$48.9 million) will be available to Jinglong Group. JA Solar intends to use the credit facility for working capital and general corporate purposes.

The commitment from the Bank of Communications follows a series of incentive policies for the solar industry announced by China’s State Council in July 2013, including a pledge to provide credit support to leading solar companies that have advanced technology and long-term growth potential.

Mr. Baofang Jin, executive chairman and CEO of JA Solar, who is also chairman of Jinglong Group, commented, “This credit facility demonstrates JA Solar’s healthy access to capital and ongoing support from the banking community. It also highlights the value of JA Solar’s relationship with Jinglong Group. We remain focused on maintaining a strong balance sheet as we continue to build our footprint across key growth markets.”

Currency Convenience Translation

This announcement contains translations of certain amounts in Renminbi into U.S. dollars, at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB 6.1316 to US$1.00, the effective noon buying rate as of July 26, 2013 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail: jasolar@brunswickgroup.com